STRADLEY, RONON, STEVENS & YOUNG, LLP
                        2600 One Commerce Square
                        Philadelphia, PA  19103
                              (215) 564-8000



Direct Dial: (215) 564-8047



                            	February 21, 1997


FILED VIA EDGAR
Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

	Re:	Kiewit Investment Trust
		   Form N-8A filing
   		Form N-18F-1 filing
   		Form N-1A filing

Dear Sir or Madam:

Submitted electronically via the EDGAR system are documents prepared in connection with the registration of Kiewit Investment Trust (the "Fund") as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"). The Fund consists of six series of shares, each of which will serve as a master fund in a master/feeder arrangement with corresponding feeder portfolios of Kiewit Mutual Fund.

The first item submitted for filing is Form N-8A, a Notification of Registration under the 1940 Act. You will note that the Form N-8A is filed in the short form version, since the Fund is also filing a registration statement pursuant to Section 8(b) of the 1940 Act concurrently with the filing of this Form.

The second item submitted for filing is the Fund's Notification of Election Pursuant to Rule 18f-1 on Form N-18F-1.

The third item submitted for filing is the Fund's Registration Statement on Form N-1A. This form is being filed only under the 1940 Act (to register the Fund under that Act). Since the Fund will not be offering its securities for sale to the public, it is not registering securities under the Securities Act of 1933.

If you have any questions about any of the material enclosed, please do not hesitate to contact me at (215) 564-8047 or Michael V. Farrell, Esq. at (215) 564-8095. Thank you for your assistance.

                              							Very truly yours,

                             							/s/ Joseph V. Del Raso
                             							Joseph V. Del Raso, Esquire

JVD/djs

Enclosures
cc:	Mary Cole, Esquire, SEC  (w/encl.)
   	Kenneth D. Gaskins, Esquire (w/encl.)
   	Carl Rizzo, Esquire (w/encl.)
   	Chris Sullivan (w/encl.)




                       	SECURITIES AND EXCHANGE COMMISSION
                             	Washington, D.C.  20549



                                  	FORM N-18F-1







                  	NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER THE INVESTMENT COMPANY ACT OF 1940









                            	KIEWIT INVESTMENT TRUST
                           	Exact Name of Registrant



                           	NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that the election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.



                                  	SIGNATURE


Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this Notification of Election to be duly executed on its behalf in the City of Omaha and the State of Nebraska on the 19th day of February, 1997.


                                      					KIEWIT INVESTMENT TRUST


                                       				By:  /s/ Ann C. McCulloch
                                           					Ann C. McCulloch
                                           					Chairman and President



Attest:  /s/ Kenneth D. Gaskins
       		Kenneth D. Gaskins
       		Secretary